EXHIBIT I

          Advisory

IPSCO INC. FOURTH QUARTER RESULTS

[Lisle, Illinois] [January 7, 2005] -- IPSCO (NYSE/TSX:IPS) will be releasing its fourth quarter and year end results on February 14, 2005.  A conference call for analysts interested in discussing the results has been scheduled for 10:00 am EST on Monday, February 14. Participating in the call will be David Sutherland, President and Chief Executive Officer, Vicki Avril, Senior Vice President and Chief Financial Officer, and John Comrie, QC, Director of Trade, Policy and Communications. If you would like to participate in the call please dial 640-4127 if you are within the 416 area code or 800-814-4860 if you are outside the 416 code. Please dial in 5 minutes before the call starts to ensure that you get a line. Questions will be answered following a brief presentation from company representatives. The text of the results will be faxed or e-mailed out to you before the markets open on February 14. If you have not yet supplied us with your email address and would like to receive information from us in that manner please email your address to kbrossart@ipsco.com.

The conference call will be webcast live in its entirety (including the question and answer portion) on the IPSCO website at www.ipsco.com. It will be archived and will remain on the site following the call.

If you are unable to participate in the call and would like access to the audio, call the postview number at 416-640-1917 and the reservation/access number is 21107415# (followed by the pound key). The postview call will be available for one week beginning at 12:00 pm EST on February 14, 2005.

Company Contact:

John Comrie, Director, Trade Policy and Communications

Tel. 630-810-4730

Release #05-02

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